EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 28, 2003

(Thousands of Dollars)

	Nine
	Months	Quarter
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Earnings available for fixed charges:
Net earnings	$ 81,070	68,464
Add:
Cumulative effect of accounting change	17,351	17,351
Fixed charges	50,296	15,618
Income taxes	36,972	32,309
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Total	$ 185,689	133,742
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Fixed charges:
Interest on long-term debt	$ 34,677	9,813
Other interest charges	4,066	1,934
Amortization of debt expense	823	236
Rental expense representative
of interest factor	10,730	3,635
	------------	----------
Total	$ 50,296	15,618
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Ratio of earnings to fixed charges	3.692	8.563
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